July 2, 2009
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Capital Corporation File No. 814-00138/File No. 811-02708 Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
On behalf of Allied Capital Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:
(a)	a copy of the joint insured fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

(b)	a copy of the resolution of the members of the board of directors who are not “interested persons” of the Company, approving the form and amount of the bond.
If you have any questions regarding this submission, please do not hesitate to call me at (202) 721-6100.

Very truly yours,

/s/ Miriam G. Krieger Miriam G. Krieger
Corporate Secretary
1919 Pennsylvania Avenue, NW       |      Washington, DC 20006-3434      |      202.721.6100      |      202.721.6101 Fax      |      www.alliedcapital.com

CERTIFICATE OF SECRETARY
          The undersigned, Miriam G. Krieger, Secretary of Allied Capital Corporation, a Maryland corporation (the “Company”), does hereby certify that:
1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period May 1, 2009 to May 1, 2010.
          IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 2nd day of July, 2009.

/s/ Miriam G. Krieger Miriam G. Krieger Corporate Secretary

Exhibit A
Resolution of the Board of Directors of Allied Capital Corporation

Excerpt from the Minutes of the Meeting
of the Board of Directors of
Allied Capital Corporation
Held on May 1, 2009
WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require each business development company (“BDC”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to securities or funds of the BDC, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;
WHEREAS, the Board of Directors has considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act, and Rule
17g-1 thereunder;
WHEREAS, Rule 17g-1(b) under the 1940 Act permits the required bond to be in the form of a bond which names the BDC as the only insured (a “single insured bond”) or a bond which names the BDC and certain other parties as insureds (a “joint insured bond”);
WHEREAS, the Board of Directors has determined that the Corporation shall comply with Section 17(g) of the 1940 Act, and Rule
17g-1 thereunder, by providing and maintaining a joint insured bond in addition to a single insured bond; and
WHEREAS, the Board of Directors has considered the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium amount all parties named as insured, the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have to pay if it had provided and maintained a single insured bond, and the requirements of
Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
NOW THEREFORE, BE IT RESOLVED, that the amount, type, form, and coverage of the joint insured bond, in substantially the form described herein (the Joint Fidelity Bond), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued in the amount of $100,000,000, are hereby approved;
FURTHER RESOLVED, that the proper officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Joint Fidelity Bond on behalf of the Corporation;
FURTHER RESOLVED, that the proper officers of the Corporation hereby are authorized and directed, as required by Rule 17g-1(f) under the 1940 Act, to execute and deliver, on behalf of the

Corporation, an agreement with all of the other named insureds (the “Joint Insureds Agreement”) regarding the allocation of premiums for the Joint Fidelity Bond and providing that, in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Corporation and one or more other named insureds, the Corporation shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby designated as the officer of the Corporation who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board of Directors as required by Rule 17g-1(g) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby authorized and directed to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, within 10 days after the Corporation receives the executed Joint Insured Bond, or any amendment thereof, of the documents specified in Rule 17g-1(g)(1)(B);
FURTHER RESOLVED, that the officers of the Corporation be, and each of them singly hereby is, authorized, in the name and on behalf of the Corporation, to take all other actions as they may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions; and
FURTHER RESOLVED, that any and all actions heretofore taken by any officer of the Corporation in connection with the Joint Fidelity Bond or the Joint Insureds Agreement, and the transactions contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

POLICYHOLDER NOTICE
Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.
91222 (7/06)

AIG EXECUTIVE LIABILITYSM
Insurance provided by the following member of American International Group, Inc.
National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 01-834-86-81	REPLACEMENT OF POLICY NUMBER: N/A
FINANCIAL INSTITUTION BOND
Standard Form No. 24, Revised to January, 1986
DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	ALLIED CAPITAL CORPORATION

	Principal Address:	1919 PENN AVE NW LBBY 3
WASHINGTON, DC 20006-3448

Item 2.	Bond Period: from 12:01 a.m. on	to 12:01 a.m. on
	May 1, 2009	May 1, 2010
	(Month, Day, Year)	(Month, Day, Year)

Item 3.	Aggregate Liability of the Underwriter during the Bond Period shall be $50,000,000

Item 4.	Subject to Sections 4 and 1 1 hereof, the Single Loss Limit of Liability is and the Single Loss Deductible is
$25,000,000
$250,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (if an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”).
43349 (12/90)
American International Group, Inc. All rights reserved.

1

	Single Loss	Single Loss
	Limit of Liability	Deductible
Amount applicable to:
Basic Bond Coverage	$25,000,000	$250,000

Insuring Agreement (D)-FORGERY OR ALTERATION	$25,000,000	$250,000
Insuring Agreement (E)-SECURITIES	$25,000,000	$250,000
Optional Insuring Agreements and Coverages:
Trading Loss Coverage	$25,000,000	$250,000
Computer Systems	$25,000,000	$250,000
Servicing Contractors	$25,000,000	$250,000
Fraudulent Real Property Mortgage	$25,000,000	$250,000
Audit Expense	$100,000	NIL
Claims Expense	$100,000	NIL
Unauthorized Signatures	$25,000,000	$250,000
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item .	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18, #19, #20, #21, #22

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	PREMIUM: $168,810
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© American International Group, Inc. All rights reserved.

2

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed on the Declarations by its President, a Secretary and its duly authorized representative.

PRESIDENT	SECRETARY

AUTHORIZED REPRESE TATIVE

COUNTERSIGNATURE

	DATE	COUNTERSIGNED AT
WILLIS OF NEW YORK INC
200 LIBERTY STREET, 7TH FL 1
WORLD FINANCIAL CENTER NEW
YORK, NY 10281
1269354
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© American International Group, Inc. All rights reserved.

3

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS
FIDELITY
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.
However, if some or all of the Insured’s loss results directly or indirectly from Loans, that portion of the loss is not covered unless the Employee was in collusion with one or more parties to the transactions and has received, in connection therewith, a financial benefit with a value of at least $2,500.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B)	(1)	Loss of Property resulting directly from
(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured.
while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
43350 (12/90)

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that

(I)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii)	the loss is not caused by fire. IN
TRANSIT
(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION
(D)	Loss resulting directly from
(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,
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(2)	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advisers purport to have been signed or endorsed by any customer of the Insured or by any banking institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or banking institution. Telegraphic, cable or teletype instructions or advices, as aforesaid, exclusive of transmissions of electronic funds transfer systems, sent by a person other than the said customer or banking institution purporting to send such instructions or advices shall be deemed to bear a signature which is a Forgery.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES
(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,

(b)	Document of Title,

(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(d)	Certificate of Origin or Title,

(e)	Evidence of Debt,

(f)	corporate, partnership or personal Guarantee,

(g)	Security Agreement,

(h)	Instruction to a Federal Reserve Bank of the United States, or

(i)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
43350 (12/90)

(ii)	is altered, or

(iii)	is lost or stolen;
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement or any items listed in (a) through (h) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit.
Actual physical possession of the items listed in (a) through (i) above by the Insured, its correspondent bank or other authorized representative, is a condition precedent to the Insured’s having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
A.	Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS — NOTICE
B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or
43350 (12190)

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL -— NOTICE
C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
E.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
43350 (12/90)

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED — ELECTION TO DEFEND
F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond,

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
43350 (121901)

(c)	Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

(d)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(e)	Counterfeit means an imitation which is intended to deceive and to be taken as an original.

(f)	Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

(g)	Employee means
(1)	an officer or other employee of the Insured, while employed in, at, or by any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(2)	any attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder,

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond; and

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of
43350 (12190)

this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.)
(h)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(i)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(j)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(1)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(m)	Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(n)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(o)	Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.
43350 (12190)

(p)	Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals in bars or ingots, and tangible items of personal property which are not hereinbefore enumerated.

(q)	Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(r)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	A description of the Issue of which the Uncertificated Security is a part; (2) the number of shares or units;
(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.
43350 (12190)

(s)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(t)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(u)	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.
EXCLUSIONS
Section 2. This bond does not cover:
(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), (E) or (F);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting directly or indirectly from any acts of any director of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(e)	loss resulting directly or directly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other
43350 (12/901)

acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);
(f)	loss of Property contained in customers’ safe deposit boxes, except when the Insured is legally liable therefor and the loss is covered under Insuring Agreement (A);

(g)	loss through cashing or paying forged or altered travelers’ checks or travelers’ checks bearing forged endorsements, except when covered under Insuring Agreement (A); or loss of unsold travelers’ checks or unsold money orders placed in the custody of the Insured with authority to sell, unless (a) the Insured is legally liable for such loss and (b) such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement (A);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(I)	loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E);

(j)	shortage in any teller’s cash due to error, regardless of the amount of such shortage, and any shortage in any teller’s cash which is not in excess of the normal shortage in the teller’s cash in the office where such shortage shall occur shall be presumed to be due to error;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards
(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer- bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
43350 (12/901)

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, unless such automated mechanical devices are situated within an office of the Insured which is permanently staffed by an Employee whose duties are those usually assigned to a bank teller, even though public access is from outside the confines of such office, but in no event shall the Underwriter be liable for loss (including loss of Property)
(1)	as a result of damage to such automated mechanical devices from vandalism or malicious mischief perpetrated from outside such office, or

(2)	as a result of failure of such automated mechanical devices to function property, or

(3)	through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the insured, except when covered under Insuring Agreement (A);
(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property and for which the Insured is legally liable, if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property
43350 (121901)

occurring more than 60 days after the Insured shall have become aware that it is liable for the safekeeping of such property, except when covered under Insuring Agreements (A) or (B)(2);
(r)	loss of Property while
(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C)
except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v)	indirect or consequential loss of any nature;

(w)	loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
(x)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(y)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
43350 (12190)

(z)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.
DISCOVERY
Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a loss instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
43350 (12190)

Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not} resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF -— LEGAL PROCEEDINGS
AGAINST UNDERWRITER
Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities fisted in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
43350 (12/90)

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of a subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B){2}, the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
43350 (12/90)

ASSIGNMENT — SUBROGATION — RECOVERY — COOPERATION
Section 7.
(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
Section 8. With respect to any loss set forth in sub- section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
43350 (112190)

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
Section 12. This bond terminates as an entirety upon occurrence of any of the following: -— (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
43350 (12190)

This bond terminates as to any Employee or any partner, officer or employee of any Processor — (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by       National Union Fire Insurance Company of Pittsburgh, Pa.
DISTRICT OF COLUMBIA RIDER
It is agreed that:
1.	An additional paragraph as follows is added as the final paragraph to the Section entitled “Termination or Cancelation”:

“In the event that the Underwriter/Company proposes to refuse to renew this bond/policy upon its expiration date the Underwriter/Company shall give written notice to the Insured at least 30 days prior to the expiration date.”

2.	This rider/endorsement is effective as of the time the attached bond/policy is effective.

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH REQUIREMENTS.
AUTHORIZED REPRESENTATIVE
SR 6179b

This endorsement, effective 12:01 am May 1, 2009 forms a part of policy number 01.834-86-81 issued to ALLIED CAPITAL CORPORATION
by           National Union Fire Insurance Company of Pittsburgh. Pa.
NOTICE OF CLAIM
(REPORTING BY E- MAIL)
In consideration of the premium charged, it is hereby understood and agreed as follows:
1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@aig.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c- Claim for Financial Lines, AIG Domestic Claims, Inc., 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:
(a)	“Insurer” means the “insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)	“Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.
3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

American International Group, Inc. All rights reserved

99758 (8108)

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa. It is
agreed that:
1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:
SCHEDULE

DEPOSITORY	LOCATION COVERED
     All Depositories
2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter,

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

CENTRAL HANDLING OF SECURITIES FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES. REVISED TO OCTOBER, 1987.	AUTHORIZED REPRESENTATIVE
SR 5967e

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by      National Union Fire Insurance Company of Pittsburgh. Pa.

It is agreed that:
1. “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.
2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.
3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.
4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.
5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.
SR 6145b

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

Accepted
ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.
NOTE: THIS RIDER SHOULD NOT BE USED FOR ANY INSURED EXEMPTED FROM THE BONDING PROVISIONS OF THE ACT, REVISED TO JUNE 1990

AUTHORIZED REPRESENTATIVE
SR 6145b

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834.86-81 issued to ALLIED CAPITAL CORPORATION
by National Union Fire Insurance Company of Pittsburgh, Pa.
It is agreed that:
1. The attached bond is amended:

(a)	by deleting the final semicolon of the Trading Loss Exclusion, subsection (i) of Section 2, and

(b)	by adding the following:

“if coverage is carried thereunder, nor shall it apply to Insuring Agreement (A) to the extent that the loss covered thereunder does not exceed the Single Loss Limit of Liability for Trading Loss Coverage as set forth on the Declarations Page or amendment thereto, it being understood, however, that such liability shall be a part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations of the bond or amendment thereof.”
TRADING LOSS RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD
FORMS NOS. 15, 24 AND 25 TO ADP FULL OR PARTIAL AMOUNT
OF COVERAGE UNDER INSURING AGREEMENT (AI WITH RESPECT
TO TRADING LOSSES.
REVISED TO FEBRUARY, 1995

AUTHORIZED REPRESENTATIVE

SR 6027f	SR6027

This endorsement, effective 12:01 am May 1, 2009 forms a part of policy number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by  National Union Fire Insurance Company of Pittsburgh, Pa.
SERVICING CONTRACTORS
It is agreed that:
1.	The attached bond is hereby amended by adding an additional Insuring Agreement as follows:
Servicing Contractors
A.	Loss through any dishonest or fraudulent act committed by any Servicing Contractor, as hereinafter defined, acting alone or in collusion with other.

Dishonest or fraudulent acts as used in this Insuring Agreement shall mean any dishonest or fraudulent acts committed by such Servicing Contractor with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Servicing Contractor or for another person or entity.
As used in this Insuring Agreement, financial benefit does not include any benefits earned in the normal course of employment, or performance of the servicing contract, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

B.	Loss of Money (including obligations of the United States of America) collected or received for the Insured by any such Servicing Contractor through the failure of such Servicing Contractor to pay to the Insured the Money so collected or received as is discovered to be due and payable while this Insuring Agreement is in force, except, however, Money disbursed by such Servicing Contractor in accordance with instructions from the Insured.

C.	The term Servicing Contractor, as used in the bond, shall mean a natural person, partnership or corporation, other than an officer or employee of the Insured, duly authorized by the Insured to perform any or all of the following:
(a)	collect and record payments on real estate mortgage or home improvement loans made, held or assigned to the Insured, and establish tax and insurance escrow accounts,

(b)	manage real property owned by or under the supervision or control of the Insured,

(c)	perform other acts directly related to the above, but only while such natural person, partnership or corporation is actually performing such services within the United States of America, the Virgin Islands, Puerto Rico or Canada. In no event shall any activity described in (a), (b) or (c) above include the sale of real property mortgages to the Insured by the Servicing Contractor or by any affiliate of the Servicing Contractor.

The term Servicing Contractor shall include the partners, officers and employees of such Contractors and each such Servicing Contractor and its partners, officers and employees shall collectively be deemed to be one person for all purposes of subsection (c) of the last paragraph of the Section captioned LIMIT OF LIABILITY.
2.	In addition to the exclusions in the attached bond, the Servicing Contractors Insuring Agreement does not cover:
(a)	Loss resulting from the insolvency, bankruptcy or taking over by a receiver or other liquidate or by State or Federal Officials of any depository institution, unless such depository is a Servicing Contractor covered under this bond and unless such insolvency, bankruptcy or taking over results from fraud or dishonesty of officers or employees of such depository institution, or

(b)	Under paragraph B, loss through the failure of any Servicing Contractor covered under this bond to collect or receive Money for the account of the Insured, any agreement between such Servicing Contractor and the Insured to the contrary notwithstanding, or

(c)	Under paragraph B, loss of Money collected or received for the account of the Insured by any Servicing Contractor covered under this bond unless such Servicing Contractor is legally liable to the Insured on account of the loss of such Money, or

(d)	Loss resulting directly or indirectly from the complete or partial non- payment of, or default upon, any Loan made to a Servicing Contractor, including any such Loan established to provide funds for interim financing or “warehousing” of mortgage loans, whether procured in good faith or through fraud or false pretense, or loss resulting directly or indirectly from the failure of the Servicing Contractors to pay over Property held as security for any such Loan.
3.	The attached bond shall be deemed canceled as to any Servicing Contractor: (a) immediately upon discovery by the Insured of any dishonest or fraudulent act on the part of such Servicing Contractor unless within five days after discovery of such act, the Insured shall give the Underwriter written notice thereof and in such event this bond shall be deemed canceled as to such Servicing Contractor at the expiration of thirty days after such discovery of such act; or (b) at 12:01 a.m., as aforesaid, upon the effective date specified in a written notice served upon the Insured or sent by mail. Such date, if the notice be served, shall be not less than thirty days after such service, or if sent by mail, not less than thirty- five days after the date of mailing. The mailing by the Underwriter of notice, as aforesaid, to the Insured at its Principal Office shall be sufficient proof of notice.

4.	The Single Loss Limit of Liability of the Underwriter under the foregoing Servicing Contractors Insuring Agreement, is limited to the amount shown in the Declarations or amendment thereto.

5.	The attached bond does not afford coverage in favor of any Servicing Contractor, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss for which such Contractor is liable to the insured, an assignment of such of the Insured’s rights and causes of action as it may have against such Contractor by reason of such liability shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.
ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by      National Union Fire Insurance Company of Pittsburgh, Pa.
UNCERTIFICATED SECURITIES COVERAGE
It is agreed that:
1.	Insuring Agreement E — Securities, Item (1) (i) is hereby deleted and replaced with the following:
(i)	Statement of Uncertificated Security in any book entry form.
2.	Section 2 — Exclusions, Item (y) is hereby deleted in its entirety.

3.	Section 1 — Definitions, Item (p) is hereby amended by deleting from it the words “Uncertificated Securities of any Federal Reserve Bank of the United States” and replacing them with the words “Uncertificated Securities of any issuer.”

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.
ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

This rider, effective 12:01 am May 1, 2009 bond number 01-834-86-81 issued to ALLIED forms a part of CAPITAL CORPORATION
by      National Union Fire Insurance Company of Pittsburgh, Pa.
DEFINITION OF DISCOVERY
In consideration of the premium charged, it is hereby understood and agreed that:
1.	Section 3 — DISCOVERY — is hereby amended by deleting the first sentence and replacing it with the words “This bond applies to loss discovered by any natural person employed by the Insured in the Corporate Insurance Department, Treasury Department, Legal Department or any department performing similar functions thereto, or any corporate officer of the rank of Vice President or above.”

2.	Section 5 — NOTICEIPROOF — LEGAL PROCEEDING AGAINST UNDERWRITER — is hereby amended by deleting sub-section (a) and replacing it with the following:
a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss by any natural person employed in the Corporate Insurance Department or the like, Treasury Department or the like, Legal Department or the like, or any corporate officer of the rank of Vice President or above, the Insured shall give the Underwriter notice thereof.
3.	General Agreement F — NOTICE OF LEGAL PROCEEDINGS AGAINST THE INSURED — ELECTION TO DEFEND - is hereby amended by deleting the first paragraph and replacing it with the following:

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days, after notice thereof to any natural person employed in the Corporate Insurance Department or the like, Treasury Department or the like, Legal Department or the like, or any corporate officer of the rank of Vice President or above, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this Bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

57637 (6/93)	F1044

This rider, effective 12:01 am May 1, 2009 bond number 01-834-86-81 issued to ALLIED forms a part of CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa.
CLAIM EXPENSE
In consideration of the premium paid, it is hereby understood and agreed that:
1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:
CLAIMS EXPENSE
Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss as defined in Insuring Agreements A, B, C, D, E, and F, and any other valid coverage added by rider which loss exceeds the Single Loss Deductible Amount of $0. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing any one such claim shall be $100,000.
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

57631 (6/93)	FI041

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa.
AUDIT EXPENSE RIDER
It is agreed that:
1.	An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	The following paragraph is substituted for Section 2 (d):
(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;
3.	The following paragraph is substituted for Section 2 (u):
(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

This rider, effective 12:01 am may 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa.
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
4.	The following is added as the final paragraph of Section 5;

If the Insured is an institution under the supervision of the Office of Thrift Supervision, it is understood and agreed that in case of any loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home Loan Bank is empowered to give notice of the loss to the Underwriter within the period limited therefor.

5.	The following is added as the final paragraph of Section 12;

If the Insured is an institution insured by the Federal Deposit Insurance Corporation, termination or cancelation of this bond in its entirety, whether by the Insured or the Underwriter, as provided in parts (a) and (b) in the first paragraph of Section 12, shall not take effect prior to the expiration of ten days from the receipt by the local Office of Thrift Supervision having regulatory authority over the Insured of written notice of such termination or cancelation unless an earlier date of termination or cancelation is approved by said Office. Termination of this bond as provided under the terms of parts (c), (d), (e) and (f) is automatic. The Underwriter shall be under no obligation to give prior notice of such termination.

AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86.81 issued to ALLIED CAPITAL CORPORATION
by      National Union Fire Insurance Company of Pittsburgh, Pa.
UNAUTHORIZED SIGNATURES
It is agreed that:
1.	The attached bond is amended to include the following insuring agreement:
UNAUTHORIZED SIGNATURES
Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.
2.	The Limit of Liability on the Agreement is $25,000,000 subject to a deductible of $250,000.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.
ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by       National Union Fire Insurance Company of Pittsburgh, Pa.
FACSIMILE SIGNATURE INSURING AGREEMENT
In consideration of the premium charged, it is hereby understood and agreed that the bond is hereby amended by adding Insuring Agreement (G) to the bond as follows:
FACSIMILE SIGNATURE
(G)	Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that:
(a)	such facsimile signature is used on a document
(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa.
(c)	in this Insuring Agreement (G) shall not apply to any Certificated Securities which are counterfeit.
Solely with respect to the coverage provided by this rider, Section 2. EXCLUSIONS (a) and (e) of the CONDITIONS AND LIMITATIONS section are hereby deleted in their entirety.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION

by     National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND DEFINITION OF EMPLOYEE
It is agreed that:
1.	The definition of Employee of the attached bond is amended to include the following:
(6)	Volunteer and Interns supervised by the Insured

(7)	Employees on leave of absence up to 120 days.

(8)	Each natural person engaged directly by the Insured as an Independent Software Consultant under written contract to perform services on the Insured’s Premises, under the supervision of the Insured, while performing such services
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION

by     National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND EXCLUSION (z)
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	It is hereby understood and agreed that Section 2. EXCLUSIONS (z) of the CONDITIONS AND LIMITATIONS section, is hereby deleted in its entirety and replaced with the following:
(z)	damages resulting from any civil, criminal or other legal proceeding in which the Insured, is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A).
2.	Solely for the purpose of the coverage afforded by this rider, “Racketeering Activity” shall have the meaning as defined in 18 United States Code 1961 et seq., as amended.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.
AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by      National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND AUTOMATIC ACQUISITION COVERAGE
It is agreed that:
1.	GENERAL AGREEMENTS, B. ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE, Paragraph (3)(iii) of the attached bond is deleted in its entirety and replaced with the following:
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium, provided: (a) the assets of the entity to be consolidated or merged with, purchased or acquired are valued at more than 15% of the Insured’s assets at the time of such consolidation, merger or purchase of assets; or (b) the entity has experienced paid bond losses of the type covered under the attached bond during the three years prior to the consolidation, merger, purchase or acquisition date, otherwise such additional premium shall be waived.
2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by     National Union Fire Insurance Company of Pittsburgh. Pa.
DEDUCTIBLE AMENDATORY RIDER
(INVESTMENT COMPANY)
It is agreed that:
1.	Notwithstanding anything in the bond to the contrary, no deductible shall apply to any loss under Insuring Agreement (A) — Fidelity, which is sustained by any Investment Company, or which results from the dishonest or fraudulent acts of any Employee thereof.

2.	For purposes of this rider, “Investment Company” shall mean any of the following entities which are Insureds registered under the Investment Company Act of 1940:

Allied Capital Corporation
A.C. Corporation
Allied Investment Corporation
Allied Capital Holdings, LLC
Allied Capital REIT, Inc.
Allied Capital Beleitingungsberatung GmbH
Allied Investment Holdings, LLC Allied Capital
Property LLC Allied Capital Equity LLC
9586-I-25 East Frontage Road, Longmont, CO 80504 LLC
A.C. Management Services, LLC
A.C. Portfolio Company I, Inc.
ACC Universal Corporation
AIC Universal Corporation
ACN Corporation
Allied Vermoegensverwaltungs — und — Beteilgungs GmbH
Capital Lending I, LLC
Directory Lending Corporation
EGI Investments, Inc.
Environmental Lending Corporation
F.A. Television Holdings, LLC
Futuronics, LLC
GAC Investments, Inc.
LAB I, LLC
Mezzanine Funding, LLC

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01.834.86-81 issued to ALLIED CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa.
MVL Group, Inc.
NPH, Inc.
R.A. Acquisition Corporation
RWI, LLC
SM Mezzanine Corporation
Total Foam, Inc.
Van Ness Hotel, Inc.
Business Loan Express, LLC
Allied Capital Senior Debt Fund, L.P.
Allied Capital Senior Debt Fund, LTD
Allied Capital Senior Debt Funding 2007-1
3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.
AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh. Pa.
LOSS PAYEE — LASALLE NATIONAL BANK ASSOCIATION
It is agreed that:
1.	At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving Money or other Property in which LaSalle National Bank Association (individually and collectively, as the case may be, “Organization”) has an interest shall be paid by an instrument issued to that Organization and the named Insured as joint loss payees, subject to the following conditions and limitations:
a.	the attached bond is for the sole use and benefit of the named Insured as expressed herein; the Organization named above shall not be considered an Insured under the bond, and shall not otherwise have any rights or benefits under said bond;

b.	notwithstanding any payment made pursuant to the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declaration Page of this bond and in no way shall serve to increase the Underwriter’s Limit of Liability as therein stated.
2.	Solely for the purpose of the coverage provided by this rider, should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to notify the Organization within thirty (30) business days, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.
3.	Solely for the purpose of the coverage afforded by this rider, should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the Organization within thirty (30) business days, but failure to do so shall not impair or delay the effectiveness of any such cancellation or reduction, nor shall the Underwriter be held liable in any way.
4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.
AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
DEDUCTIBLE AMENDATORY RIDER
(INVESTMENT COMPANY)
It is agreed that:
1.	Notwithstanding anything in the bond to the contrary, no deductible shall apply to any loss under Insuring Agreement (A) FIDELITY which (a) is sustained by an Insured which is a registered Investment Company under the Investment Company Act of 1940 or (b) results from the dishonest or fraudulent acts of any Employee thereof.
2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.
AUTHORIZED REPRESENTATIVE
American International Group, Inc. All rights reserved.

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01-834.86-81 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
NAMED INSURED AMENDED RIDER
;It is agreed that:
Item 1 of the Declarations is amended to include the following additional entities as Insureds under the attached bond:

a.	The following listed entities:

Allied Capital Corporation
A.C. Corporation
Allied Investment Corporation
Allied Capital Holdings, LLC
Allied Capital REIT, Inc.
Allied Capital Beleitingungsberatung GmbH
Allied Investment Holdings, LLC
Allied Capital Property LLC
Allied Capital Equity LLC
9586-1-25 East Frontage Road, Longmont, CO 80504 LLC
A.C. Management Services, LLC
A.C. Portfolio Company I, Inc.
ACC Universal Corporation
AIC Universal Corporation
ACN Corporation
Allied Vermoegensverwaltungs — und — Beteilgungs GmbH
Capital Lending I, LLC
Directory Lending Corporation
EGI Investments, Inc.
Environmental Lending Corporation
F.A. Television Holdings, LLC
Futuronics, LLC
GAC Investments, Inc.
Lab 1, LLC
Mezzanine Funding, LLC
MVL Group, Inc.
NPH, Inc.
R.A. Acquisition Corporation
RWI, LLC
SM Mezzanine Corporation
Total Foam, Inc.
Van Ness Hotel, Inc.
Business Loan Express, LLC

This rider, effective 12:01 am May 1, 2009 forms a part of bond number 01.834-86-81 issued to ALLIED CAPITAL CORPORATION by National Union Fire Insurance Company of Pittsburgh, Pa.
Allied Capital Senior Debt Fund, L.P. Allied Capital Senior Debt Fund, LTD Allied Capital Senior Debt Funding 2007-1

b.	Any subsidiary, acquired company or corporation, or other business entity now existing or hereinafter created which is more than 50% owned by the Insured first named in Item 1 of the Declarations or any of its subsidiary companies covered hereunder.
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

American International Group, Inc. All rights reserved.

This endorsement, effective 12:01 am May 1, 2009 forms a part of policy number 01-834.86-81 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
COVERAGE TERRITORY ENDORSEMENT
Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

AUTHORIZED REPRESENTATIVE

89644(7/05)	Page I of 1

This endorsement, effective 12:01 am May 1, 2009 forms a part of policy number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
COMPUTER CRIME COVERAGE RIDER
In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:
1.	All the terms and conditions of bond form 43350 shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.
2.	Items 4 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Single Loss	Single Loss
	Limit of Liability	Deductible

Computer Systems Fraud	$25.000,000	$250,000
Data Processing Service Operations	$25,000,000	$250,000
Voice Initiated Transfer Fraud	$25,000,000	$250,000
Telefacsimile Transfer Fraud	$25,000,000	$250,000
Destruction of Data or Programs by Hacker	$25,000.000	$250,000
Destruction of Data or Programs by Virus	$25,000,000	$250,000
Voice Computer Systems Fraud	$25,000,000	$250,000
3.	The Declarations page is hereby amended by adding the following paragraph to the end thereof:
Item 7.
Voice Initiated Transfer Fraud
Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call- back for each transfer in excess of $100,000 Telefacsimile Transfer Fraud
Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $100,000
4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:
COMPUTER SYSTEMS FRAUD
(G)	Loss resulting directly from a fraudulent:
(1)	entry of Electronic Data or Computer Program into, or
©American International Group, Inc. All rights reserved

100109 (9/08)

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:
{i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:
(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.
DATA PROCESSING SERVICE OPERATIONS
(H)	Loss sustained by a Client of the Insured resulting directly from a fraudulent:
(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i) Property to be transferred, paid or delivered,

(ii) an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or
(iii) an unauthorized account or a fictitious account to be debited or credited, and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:
(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.
In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.
©American International Group, Inc. All rights reserved

100109 (9/08)

VOICE INITIATED TRANSFER FRAUD
(1)	Loss resulting directly from the insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:
(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer, (2) an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:
(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call- back according to a prearranged procedure.
As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.
TELEFACSIMILE TRANSFER FRAUD
(J)	Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:
(1)	purports and reasonably appears to have originated from:
(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured
but, in fact, was not originated by the Customer or entity whose identification it bears, and
(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer;
provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call- back according to a prearranged procedure.
As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on
©American International Group, Inc. All rights reserved

100109 (9108)

Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.
DESTRUCTION OF DATA OR PROGRAMS BY HACKER
(K)	Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.
DESTRUCTION OF DATA OR PROGRAMS BY VIRUS
(L)	Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single Loss.”
VOICE COMPUTER SYSTEM FRAUD
(M)	Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by
©American International Group, Inc. All rights reserved

100109 (9108)

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)	failure to have a call- disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.
Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made
5. GENERAL AGREEMENTS B. ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION, MERGER OR PURCHASE OF ASSETS- NOTICE is hereby deleted in its entirety and is replaced with the following:
ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS -
CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS
B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the insured shall not have such coverage as is afforded under this bond for loss which:
(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
6.	Solely for the coverage provided by this riders, Section 1. DEFINITIONS (p) “Property” of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.
©American International Group, Inc. All rights reserved

100109 (9108)

7.	Solely for the coverage provided by this riders, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:
(i)	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)	Computer System means:
(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;
(iv)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)	System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii)	System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii)	System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix)	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;
©American International Group, Inc. All rights reserved

100109 (9108)

(x)	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xi)	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:
1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)	of a type commonly dealt in securities, exchanges or markets; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;
(xii)	Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.
8.	Solely for the coverage provided by this riders, Section 2, EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:
(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)	loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)	loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;
©American International Group, Inc. All rights reserved

100109 (9/08)

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x)	loss resulting directly or indirectly from:
(1)	written instructions or advices, or

(2)	telegraphic or cable instructions or advices;
unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;
(xi)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:
a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b.	failure or breakdown of electronic data processing media; or

c.	error or omission in programming or processing;
(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured; @American
International Group, Inc. All rights reserved

100109 (9/08)

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)	loss as a result of a threat
1)	to do bodily harm to any person;

2)	to do damage to the premises or property of the Insured; or

3)	to Computer Systems operations;
9.	Solely for the coverage provided by this riders, Section 5. NOTICE/PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:
(g)	Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call- back, if such call- back was required.

(h)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.
     ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE
@American International Group, Inc. All rights reserved

100109 (9/08)

This endorsement, effective 12:01 am may 1, 2009 forms a part of policy number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION

by National Union Fire Insurance

The contents of the Policy is comprised Company of Pittsburgh, Pa.

EDITION
FORM NUMBER	DATE	FORMS INDEX ENDORSEMENT

43349	12/90	FINANCIAL INSTITUTION BOND DEC

43350	12/90	FINANCIAL FIDELITY FORM 24 GUTS

SR 6179b	10/87	DISTRICT OF COLUMBIA RIDER

99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)

SR5967E		CENTRAL HANDLING OF SECURITIES

SR6145B		ERISA RIDER

SR6027F		TRADING LOSS RIDER

SYSLIB		SERVICING CONTRACTORS

SYSLIB 57637	06/93	UNCERTIFICATED SECURITIES COVERAGE DEFINITION OF DISCOVERY

57631	06193	CLAIM EXPENSE

AUDIT EXPENSE RIDER

UNAUTHORIZED SIGNATURES

FACSIMILE SIGNATURE INSURING AGREEMENT

AMEND DEFINITION OF EMPLOYEE

AMEND EXCLUSION (z)

AMEND AUTOMATIC ACQUISITION COVERAGE

DEDUCTIBLE AMENDATORY RIDER

LOSS PAYEE — LASALLE NATIONAL BANK ASSOCIATION

DEDUCTIBLE AMENDATORY RIDER

NAMED INSURED AMENDED RIDER

89644	07105	COVERAGE TERRITORY ENDORSEMENT (OFAC)

100109	09/08	COMPUTER CRIME BOND RIDER

78859 (10101)

This endorsement, effective 12:01 am May 1, 2009 forms a part of policy number 01-834-86-81 issued to ALLIED CAPITAL CORPORATION
by     National Union Fire Insurance Company of Pittsburgh, Pa. FORMS
INDEX ENDORSEMENT
The contents of the Policy is comprised of the following forms:

EDITION FORM NUMBER TITLE	DATE	FORM

78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (00/01)	Page 2 of 2

centralized Customer Link and Information Management
National Union Fire Insurance Company of Pittsburgh, Pa.
CLAIM REPORTING INFORMATION SHEET
Reporting Under Policy/Bond Number: 01-834-86-81
Type Of Coverage: FORM 24
Insured’s Name, As Given On Policy Declaration (Face Page):
      ALLIED CAPITAL CORPORATION
Contact Person:
Title:
Phone: (                      )                                                               Ext

Case or Claimant Name:

If The Party Involved Is Different From “Insured” Name (As Given On The Policy Declaration) State
Relationship:

Insurance Broker/Agent:	WILLIS OF NEW YORK INC

Address:	200 LIBERTY STREET.. 7TH FL 1

WORLD FINANCIAL CENTER NEW

YORK, NY 10281

Contact:	JORGEN ANDERSSON

Phone:

Please Provide The Information Requested Above So That We Can Expedite Our Service To You.

Send Notice Of Claims To:
	c-Claim for Financial Lines	Phone:	(888) 602-5246
	vAIG Domestic Claims, Inc.	Fax:	(866) 227-1750
	175 Water Street	Email.	c-Claim@AIG.com
9th Floor
New York, NY 10038